Instructions to Shareholders

A. **Filling out the Shareholder Equity Distribution Agreement document if you bought shares from Penndel or others, by way of a Subscription Agreement with an option share price and an option strike price.**

1. Write your name as it appears on the stock certificate in the space provided, CLEARLY Print. Your check will be made out to this name **if we can read it clearly you will LOSE**.

2. Write your mailing address in the space provided where you want your payments mailed to CLEARLY Print.

3. Fill out the blanks with certificate number and number of shares on the agreement, CLEARLY Print.

4. IF YOU DO NOT HAVE A CERTIFICATE TO GO WITH THE SA, PLEASE TAKE A BLANK PIECE OF WHITE PAPERWORK AND WRITE IN LARGE PRINT "MISSING THE CERTIFICATE" include this with the agreement to send back

5. Paperwork must be in this order,

    ● **Shareholder Equity Distribution Agreement Signed in front of Notary**

    ● **Either second page or last page of subscription agreement showing you bought shares from Penndel. (does not have to be signed by Shah at this point)**

    ● **Stock Power Paper-Penndel Land Co fill it out accordingly, your name as seller, number of shares, certificate number and date "If you have a certificate" leave blank if not and Signed in front of Notary**

    ● **Unrestricted or Restricted Certificate or the Blank white paper with "Missing Certificate" written on it.**

    ● **You may be required to hire a SEC Attorney to have restricted shares unrestricted or to have lost shares replaced. We may or may not be able to assist you in this matter. After we verify all of your paperwork, we will contact you in this matter.**

    ● **This may cause delay in payments if not rectified by May 15, 2022**

Fill in the "payment" amount on the agreement #4. Use the correct **Shareholder Equity Distribution Agreement** document related to "**Penndel Land Co Subscription Option**".

Follow these examples below to fill out your **Shareholder Equity Distribution Agreement document.** Section of agreement pasted below:

> The Parties to this Agreement hereby expressly agree that in consideration for Owner's rescission of their SA and nullification of their Certificate, Penndel shall hereby agree to pay out an agreed upon equity distribution to Owner ("Payment") in the amount of $_____.

- **How to calculate, Example one:** Price shares must be sold at - Share price on subscription agreement X number of shares bought = **buy out amount** …write that number in the space on the agreement as the example above shows.

- **How to calculate Example two**: must sell shares at $600.00 - share price $400.00 x number of shares bought 10,000 = $2,000,000 "payment" amount … write that number in the space on the agreement as the example above shows.

- **Look on your subscription agreement, the numbers are there, everyone is different, these are examples not real numbers**.

B. **Filling out the Equity Distribution Agreement document Relating to DIVIDEND SHARES, meaning your total shares owned in 2020 doubled. There is <u>NO Subscription Agreement for these shares</u> you should be able to simple know if you bought 10,000 shares from Penndel or acquired shares some other way before 2020, your shares doubled in 2020 and the certificate should be starring you in the face.**

1. Write your name as it appears on the stock certificate in the space provided, CLEARLY Print. Your check will be made out to this name **<u>if we can read it clearly you will LOSE</u>**.

2. Write your mailing address in the space provided where you want your payments mailed to CLEARLY Print.

3. Fill out the blanks with certificate number and number of shares on the agreement, CLEARLY Print.

4. IF YOU DO NOT HAVE A CERTIFICATE TO GO WITH THE DS, PLEASE TAKE A BLANK PIECE OF WHITE PAPERWORK AND WRITE IN LARGE PRINT "MISSING THE CERTIFICATE" include this with the agreement to send back

5. Paperwork must be in this order,

- **Shareholder Equity Distribution Agreement Signed in front of Notary**

- **Stock Power Paper-Penndel Land Co fill it out accordingly, your name as seller, number of shares, certificate number and date "If you have a certificate" leave blank if not and Signed in front of Notary**

- **Unrestricted or Restricted Certificate or the Blank white paper with "Missing Certificate" written on it.**

- **You may be required to hire a SEC Attorney to have restricted shares unrestricted or to have lost shares replaced. We may or may not be able to assist you in this matter. After we verify all of your paperwork, we will contact you in this matter.**

- **This may cause delay in payments if not rectified by May 15, 2022**

Fill in the "payment" amount on the agreement. Use the correct Equity Distribution and Collaboration Agreement document relating to "Dividend Shares".

Follow this example below to fill out your **Equity Distribution Agreement document.** Section of agreement pasted below:

The Parties to this Agreement hereby expressly agree that in consideration for Owner's rescission of their DS and nullification of their Certificate, Penndel shall hereby agree to pay out an agreed upon equity distribution to Owner ("Payment") in the amount of $_____.

The Parties to this Agreement hereby expressly agree that the above-stated Equity Distribution Amount of $_____ shall be the number of shares shown on the certificate times $700.00 per share.

The Parties to this Agreement hereby further and expressly agree that the Equity Distribution Amount of $_____ shall be and is now established as the agreed upon equity distribution payable to Owner by Penndel, in accordance with the terms and conditions of this Agreement.

- **How to calculate, Example one:** Total number of dividend shares X $700.00 = **payment amount** …write that number in the space as the example above shown.

C. **Filling out the Equity Distribution Agreement document if you were given C Shares then turned them into B shares from Susquehanna Mortgage Bankers Corp. The** Subscription Agreement for these shares **you should have.**

1. Write your name as it appears on the stock certificate in the space provided, CLEARLY Print. Your check will be made out to this name **if we can read it clearly you will LOSE**.
2. Write your mailing address in the space provided where you want your payments mailed to CLEARLY Print.
3. Fill out the blanks with certificate number and number of shares on the agreement, CLEARLY Print.
4. IF YOU DO NOT HAVE A CERTIFICATE TO GO WITH THE SA, PLEASE TAKE A BLANK PIECE OF WHITE PAPERWORK AND WRITE IN LARGE PRINT "MISSING THE CERTIFICATE" include this with the agreement to send back
5. Paperwork must be in this order,
   - **Shareholder Equity Distribution Agreement Signed in front of Notary**
   - **Either second page or last page of subscription agreement showing you bought shares from SMBC. (does not have to be signed by Shah at this point)**

- **Stock Power Paper-SMBC fill it out accordingly, your name as seller, number of shares, certificate number and date "If you have a certificate" leave blank if not and Signed in front of Notary**

- **Unrestricted or Restricted Certificate or the Blank white paper with "Missing Certificate" written on it.**

- **You may be required to hire a SEC Attorney to have restricted shares unrestricted or to have lost shares replaced. We may or may not be able to assist you in this matter. After we verify all of your paperwork, we will contact you in this matter.**

- **This may cause delay in payments if not rectified by May 15, 2022**

Fill in the payment amount on the agreement. Use the correct Equity Distribution Agreement document Relating to "C Shares converted to B Shares SMBC" Agreement.

Follow this example below to fill out your **Equity Distribution Agreement document.** Section of agreement pasted below:

   The Parties to this Agreement hereby expressly agree that the above-stated Equity Distribution Amount of $_____ shall be the difference between the sale price and the strike price, as stated at the time Owner acquired the Certificate and executed the SA, and which is known as the spread.

- **How to calculate, Example one:** Total number of shares X $700.00 = **payment amount** …write that number in the space as the example above shown.

D. **Filling out the Equity Distribution Agreement document if you were given C Shares then turned them into B shares from Dutch East India Logistics. The** Subscription Agreement for these shares **you should have.**

1. Write your name as it appears on the stock certificate in the space provided, CLEARLY Print. Your check will be made out to this name **if we can read it clearly you will LOSE**.

2. Write your mailing address in the space provided where you want your payments mailed to CLEARLY Print.

3. Fill out the blanks with certificate number and number of shares on the agreement, CLEARLY Print.

4. IF YOU DO NOT HAVE A CERTIFICATE TO GO WITH THE SA, PLEASE TAKE A BLANK PIECE OF WHITE PAPERWORK AND WRITE IN LARGE PRINT "MISSING THE CERTIFICATE" include this with the agreement to send back

5. Paperwork must be in this order,

- **Shareholder Equity Distribution Agreement Signed in front of Notary**

- **Either second page or last page of subscription agreement showing you bought shares from DEIL. (does not have to be signed by Shah at this point)**

- **Stock Power Paper-DEIL, fill it out accordingly, your name as seller, number of shares, certificate number and date "If you have a certificate" leave blank if not and Signed in front of Notary**

- **Unrestricted or Restricted Certificate or the Blank white paper with "Missing Certificate" written on it.**

- **You may be required to hire a SEC Attorney to have restricted shares unrestricted or to have lost shares replaced. We may or may not be able to assist you in this matter. After we verify all of your paperwork, we will contact you in this matter.**

- **This may cause delay in payments if not rectified by May 15, 2022**

Fill in the payment amount on the agreement. Use the correct Equity Distribution Agreement document Relating to "C Shares converted to B Shares DEIL" Agreement.

Follow this example below to fill out your **Equity Distribution Agreement document.** Section of agreement pasted below:

The Parties to this Agreement hereby expressly agree that the above-stated Equity Distribution Amount of $_____ shall be the difference between the sale price and the strike price, as stated at the time Owner acquired the Certificate and executed the SA, and which is known as the spread.

- **How to calculate, Example one:** Total number of shares X $700.00 = **payment amount** …write that number in the space as the example above shown.

E. **Filling out the Equity Distribution Agreement document Relating to Gifted, Services or Bought Shares. Tell us how you acquired these shares in the form of a simple letter signed by you addressed to Penndel Land Co, employment agreement, service agreement or subscription agreement.**

1. Write your name as it appears on the stock certificate in the space provided, CLEARLY Print. Your check will be made out to this name **if we can read it clearly you will LOSE**.

2. Write your mailing address in the space provided where you want your payments mailed to CLEARLY Print.

3. Fill out the blanks with certificate number and number of shares on the agreement, CLEARLY Print.

4. IF YOU DO NOT HAVE A CERTIFICATE TO GO WITH THE GSB, PLEASE TAKE A BLANK PIECE OF WHITE PAPERWORK AND WRITE IN LARGE PRINT "MISSING THE CERTIFICATE" include this with the agreement to send back

5. Paperwork must be in this order,

- **Shareholder Equity Distribution Agreement Signed in front of Notary**

- **Stock Power Paper-Penndel Land Co fill it out accordingly, your name as seller, number of shares, certificate number and date "If you have a certificate" leave blank if not and Signed in front of Notary**

- **Unrestricted or Restricted Certificate or the Blank white paper with "Missing Certificate" written on it.**

- **You may be required to hire a SEC Attorney to have restricted shares unrestricted or to have lost shares replaced. We may or may not be able to assist you in this matter. After we verify all of your paperwork, we will contact you in this matter.**

- **This may cause delay in payments if not rectified by May 15, 2022**

Fill in the "payment" amount on the agreement. Use the correct Equity Distribution and Collaboration Agreement document relating to "Gifted, Services or Bought Shares".

Follow this example below to fill out your **Equity Distribution Agreement document.** Section of agreement pasted below:

The Parties to this Agreement hereby expressly agree that in consideration for Owner's rescission of their GSB and nullification of their Certificate, Penndel shall hereby agree to pay out an agreed upon equity distribution to Owner ("Payment") in the amount of $_____.

The Parties to this Agreement hereby expressly agree that the above-stated Equity Distribution Amount of $_____ shall be the number of shares shown on the certificate times $700.00 per share.

The Parties to this Agreement hereby further and expressly agree that the Equity Distribution Amount of $_____ shall be and is now established as the agreed upon equity distribution payable to Owner by Penndel, in accordance with the terms and conditions of this Agreement.

- **How to calculate, Example one:** Total number of GSB X $700.00 = **payment amount** …write that number in the space as the example above shown.

- Each agreement has a Stock Power Paper behind it, this must be filled out and notarized. Don't mix them up !!!! You will not get paid!!!!

- Print the entire PDF File and keep everything in order and then pick out the agreements you will need.

- Each certificate has its own agreement and stock power paper.

- Follow the instructions for each agreement carefully. Do Not Call me or Shah to fill this out for you!

- Take your certificates and ask yourself how did I get these? Where did they come from, options, gift, services, bought or dividends and use the right agreement and stock power paper. Follow the instruction sheet it is as clear as I can make it.

Fill out the Tender Notice.

Once you have filled out the Shareholder Equity Distribution Agreement(s) for each type of share purchase you made or received without a subscription agreement IE: dividend shares, shares for services, gifted shares or bought shares:

1. Take your completed agreements and make sure the "total subscription agreement equity Payment amount" is correct on each agreement.

2. Add all your "total subscription agreement equity payment amounts" together and place the total $ amount on the Tender Notice and sign it at the bottom.

3. Add all your "subscription agreement share totals" together and place the total number of shares on the Tender Notice and sign it at the bottom.

4. Mail the signed Tender Notice, Equity Distribution Agreement, Stock Power paper and certificate paperwork **in the order of the instruction sheet bullet points to**:

   Ameri Metro Inc.

   186 Seven Farms Drive Suite F

   Mail Box # 386

   Daniel Island, SC 29492

5. *IF YOU MAIL OR DROP OFF PAPERWORK AT THE YORK OFFICE YOU WILL NOT GET PAID!*

6. I will match your records with the Stock Transfers Register records and upon reconciling your numbers with our numbers, verifying your documents and payment, you will be put on the list to be paid when funds are available by May 15 2022.

7. WRITE YOU'RE EMAIL AND YOUR PHONE NUMBER ON A BLANK SHEET OF PAPER AND PUT IN AS THE FIRST SHEET IN YOUR PAPERWORK SO I HAVE IMMEDIATE ACCESS TO YOU TO GET ANYTHING FIXED THAT WILL PREVENT YOU FROM GETTING PAID. WE ARE NOT LEAVING ANYONE IN THE DUST. PERIOD!

Shareholder Equity Distribution Agreement

Relating To

"Penndel Land Co Subscription Options"

This Shareholder Equity Distribution Agreement ("Agreement") of _____, 2022 is and shall be entered into by and between _____ ("Owner") with address being _____ and Penndel Land Co, a Corporation Registered, Domiciled and in current Good Standing in the State of Delaware, with offices located at 2575 Eastern Blvd., Suite 105, York, PA 17402 ("Penndel"), who heretofore shall be and are herein referred to collectively as the ("Parties") herein.

WHEREAS, The Owner of their Subscription Agreement for _____shares of stock in Ameri Metro, Inc. ("SA"), by and between Owner and Penndel, shall hereby agree to a rescission of their SA; and

WHEREAS, The Owner of _____ shares of stock in Ameri Metro, Inc., as sold to Owner by Penndel in conjunction with their SA thereto and as evidenced in Owner's Stock Certificate, Numbered Certificate # _____ thereof ("Certificate"), shall hereby agree to a nullification of their Certificate, which shall render their Certificate null & void thereof; and

WHEREAS, in consideration for Owner's rescission of their SA and nullification of their Certificate, Penndel shall hereby agree to pay out an agreed upon equity distribution to Owner ("Payment"); and

WHEREAS, at the time Owner acquired their Certificate, it was understood, acknowledged and agreed by and between Owner and Penndel, that the difference between the sale price and the strike price was known at that time as the "spread"; and

WHEREAS, the Parties to this Agreement hereby expressly agree that the spread shall be and is now established as the agreed upon equity distribution to Owner in consideration of Owner's rescission of the SA and nullification of the Certificate; and

WHEREAS, this Agreement shall be open to Owner to elect to rescind their SA and to elect to nullify their Certificate until the date of April 30th of 2022;

WHEREAS, Owner must elect to rescind their SA and to elect to nullify their Certificate on or before the date of April 30th of 2022, by execution of this Agreement and by sending this Agreement as executed, Owner's originally executed SA and the originally issued Certificate, all back to Penndel by Registered or Certified mail or by FEDEX or UPS, which must be post marked on or before the aforementioned date thereof and mailed according to instructions posted on the Ameri-Metro.com website, in order for Owner to qualify for the Equity Distribution hereof; and

WHEREAS, After April 30, 2022, the subscription agreement and certificates associated with the shares of stock in Ameri Metro, Inc., that Owner is in procession of, shall become null and void; and

WHEREAS, the Parties wish to engage into this Agreement and agree to abide by the terms and conditions contained herein;

NOW, THEREFORE, in consideration of the agreements herein contained, the Parties hereby agree as follows:

1. The Parties to this Agreement hereby expressly agree that the above-stated pre-amble clauses shall be incorporated into this Agreement, as more fully agreed to by and between the Parties and shall be included herein and made a part hereof.

2. The Owner of their Subscription Agreement for _____shares of stock in Ameri Metro, Inc. ("SA"), by and between Owner and Penndel, shall hereby agree to a rescission of their SA, in accordance with the terms and conditions of this Agreement.

3. The Owner of _____ shares of stock in Ameri Metro, Inc., as sold to Owner by Penndel in conjunction with their SA thereto and as evidenced in Owner's Stock Certificate, Numbered Certificate # _____ thereof ("Certificate"), shall hereby agree to a nullification of their Certificate, which shall render their Certificate null & void thereof, in accordance with the terms and conditions of this Agreement.

4. The Parties to this Agreement hereby expressly agree that in consideration for Owner's rescission of their SA and nullification of their Certificate, Penndel shall hereby agree to pay out an agreed upon equity distribution to Owner ("Payment") in the amount of $_____.

5. The Parties to this Agreement hereby expressly agree that the above-stated Equity Distribution Amount of $_____ shall be the difference between the sale price and the strike price, as stated at the time Owner acquired the Certificate and executed the SA, and which is known as the spread.

6. The Parties to this Agreement hereby further and expressly agree that the spread shall be and is now established as the agreed upon equity distribution payable to Owner by Penndel, in accordance with the terms and conditions of this Agreement.

7. The Parties hereby further agree that, if the Payment constitutes an agreed upon sum to Owner which is Two Million ($2,000,000 USD) Dollars or less, the Payment shall be a one-time Equity Distribution, which shall be payable to Owner on or before the date of May 15th, 2022 hereof.

8. The Parties hereby further agree that, if the Payment constitutes an agreed upon sum to Owner which is more than Two Million ($2,000,000 USD) Dollars, the Payment shall be known as the "First Payment", which shall be payable to Owner on or before the date of May 15, 2022 hereof

9. The Parties hereby further agree that, should the total Equity Distribution Payment due and owing to Owner be more than Two Million ($2,000,000 USD) Dollars thereto, Penndel shall make agreed upon future payments approximately every 120 days, at an agreed upon percentage of the outstanding Distribution balance due and owing to Owner from Penndel, with the agreed upon percentage to be the same for every Shareholder as per the terms and conditions of each such Shareholder's Shareholder Equity Distribution Agreement thereto, until such time as all Shareholders have been paid in full thereof.

10. The Parties hereby agree that Penndel from time to time has the option to make a lump sum Equity Distribution offer to satisfy the Agreement in full, by and between the Parties hereto at any time.

11.   The Parties hereby agree that Owner has the option to accept Penndel's lump sum Equity Distribution offer to satisfy the Agreement in full, by and between the Parties hereto, at any time.

12.   The Parties hereby agree that this Agreement shall be open to Owner to elect to rescind their SA and to elect to nullify their Certificate until the date of April 30th of 2022.

13.   The Parties hereby agree that Owner must elect to rescind their SA and to elect to nullify their Certificate on or before the date of April 31st of 2022, by execution of this Agreement and by sending this Agreement as executed, Owner's originally executed SA and the originally issued Certificate, all back to Penndel by Registered or Certified mail or by FEDEX or UPS, which must be post marked on or before the aforementioned date thereof and mailed according to instructions posted on the Ameri-Metro.com website, in order for Owner to qualify for the Equity Distribution hereof.

14.   The Parties hereby agree that, after April 30, 2022 Owner's Subscription Agreement and Certificate of Shares associated with the Subscription Agreement which Owner is in procession of shall become null and void as of this date.

15.   The Parties hereby agree that the 120 Day Payment Schedule may be delayed due to circumstances beyond Penndel's control, however, should any such delay occur, Penndel expressly represents that they shall act in good faith and shall amend this Agreement as necessary thereto and with each Shareholder's interests in mind thereof, at that time.

16.   The Parties to this Agreement hereby expressly agree that any and all information disclosed by one Party to any other Party shall be considered to be Confidential Information ("Confidential Information") thereto, which shall mean all information, in any form, relating to the business relationship by and between the parties.

17.   The Parties to this Agreement hereby further expressly agree that any and all Confidential Information shall not be disclosed to any person or entity not a Party to this Agreement without the written and executed authorization of the Disclosing Party thereto.

18.   Each Party to this Agreement hereby expressly agrees that any disagreement of any kind that cannot be settled by and between the Parties, shall be submitted to binding arbitration in the State of Delaware, in accordance with the rules of arbitration in the State of Delaware and of the American Arbitration Association.

19.   This Agreement shall commence on the date of signing and execution of this Agreement by the Parties.

20.   This Agreement shall constitute the entire understanding of the Parties hereof and cannot be changed, modified and/or terminated without the express, written and mutual consent of the Parties.

21.   This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall constitute one and the same Agreement.

22.   It is hereby agreed that both an electronically mailed (email) copy as well as a facsimile copy of this Agreement shall be valid, binding, legal and enforceable as if it were an original.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives on the respective dates set forth below.

Dated: March 21, 2022

_____ By: Subscription agreement and certificate holder

_____ _____ By: Shah Mathias, CEO of Penndel Land Co.

Subscription agreement and certificate holder signature must be notarized below:

On this, the _____ day of _____, 20___ before me, a Notary Public, in and for the said County and State, personally appeared _____ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained.

IN WITNESS WHEREOF, I hereunto set my hand and seal.

_____
        NOTARY PUBLIC

My Commission Expires: _____

STOCK POWER - Penndel Land Co.

Seller's Name, _____

For Value Received, according to **Shareholder Equity Distribution Agreement.**

Hereby sells, assigns and transfers unto, <u>Penndel Land Co.</u>

_____ ( ) Shares of
    Number of Shares   # of Shares

the _____ " B" _____ Capital Stock of __Ameri Metro Inc.   _____
     Common /Preferred   Issuer's Name

Standing in the name of (seller)_____on the books of said Corporation and represented by
Certificate No. _____ Dated _____
                     Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

_____N/A_____ attorney to transfer the said stock(s) on the books of said
       Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – read carefully
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
According to Shareholder Equity Distribution Agreement Signed on _____.
_____
Seller Name Printed:

_____
Seller Name Signed:
On this, the _____ day of _____, 20___ before me, a Notary Public, in and for the said County and State, personally
appeared _____ known to me (or satisfactorily proven) to be the person whose name is
subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained.

IN WITNESS WHEREOF, I hereunto set my hand and seal.

_____
       NOTARY PUBLIC

My Commission Expires: _____

Shareholder Equity Distribution Agreement

Relating To

"Gifted, Services or Bought Shares"

This Shareholder Equity Distribution Agreement ("Agreement") of _____, 2022 is and shall be entered into by and between _____ ("Owner") with address being _____ and Penndel Land Co, a Corporation Registered, Domiciled and in current Good Standing in the State of Delaware, with offices located at 2575 Eastern Blvd., Suite 105, York, PA 17402 ("Penndel"), who heretofore shall be and are herein referred to collectively as the ("Parties") herein.

WHEREAS, The Owner of _____ "Gifted, Services or Bought Shares" shares of stock in Ameri Metro, Inc. ("GSB"), by and between Owner and Penndel, shall hereby agree to a rescission of their GSB; and

WHEREAS, The Owner of _____ GSB shares of stock in Ameri Metro, Inc., as evidenced in Owner's Stock Certificate, Numbered Certificate # _____ thereof ("Certificate"), shall hereby agree to a nullification of their Certificate, which shall render their Certificate null & void thereof; and

WHEREAS, in consideration for Owner's rescission of their and nullification of their Certificate, Penndel shall hereby agree to pay out an agreed upon equity distribution to Owner ("Payment"); and

WHEREAS, it is understood, acknowledged and agreed by and between Owner and Penndel, that the That share price shall be $700.00 per share; and

WHEREAS, the Parties to this Agreement hereby expressly agree that the share price shall be and is now established as the agreed upon equity distribution to Owner in consideration of Owner's rescission of the GSB and nullification of the Certificate; and

WHEREAS, this Agreement shall be open to Owner to elect to rescind their GSB and to elect to nullify their Certificate until the date of April 31st of 2022;

WHEREAS, Owner must elect to rescind their GSB and to elect to nullify their Certificate on or before the date of April 31st of 2022, by execution of this Agreement and by sending this Agreement as executed, Owner's originally issued Certificate, all back to Penndel by Registered or Certified mail or by FEDEX or UPS, which must be post marked on or before the aforementioned date thereof and mailed according to instructions posted on the Ameri-Metro.com website, in order for Owner to qualify for the Equity Distribution hereof; and

WHEREAS, After April 31, 2022, the subscription agreement and certificates associated with the shares of stock in Ameri Metro, Inc., that Owner is in procession of, shall become null and void; and

WHEREAS, the Parties wish to engage into this Agreement and agree to abide by the terms and conditions contained herein;

NOW, THEREFORE, in consideration of the agreements herein contained, the Parties hereby agree as follows:

1.   The Parties to this Agreement hereby expressly agree that the above-stated pre-amble clauses shall be incorporated into this Agreement, as more fully agreed to by and between the Parties and shall be included herein and made a part hereof.

2.   The Owner of _____ GSB shares of stock in Ameri Metro, Inc. ("DS"), by and between Owner and Penndel, shall hereby agree to a rescission of their GSB, in accordance with the terms and conditions of this Agreement.

3.   The Owner of _____ GSB shares of stock in Ameri Metro, Inc., as evidenced in Owner's Stock Certificate, Numbered Certificate # _____ thereof ("Certificate"), shall hereby agree to a nullification of their Certificate, which shall render their Certificate null & void thereof, in accordance with the terms and conditions of this Agreement.

4.   The Parties to this Agreement hereby expressly agree that in consideration for Owner's rescission of their GSB and nullification of their Certificate, Penndel shall hereby agree to pay out an agreed upon equity distribution to Owner ("Payment") in the amount of $_____.

5.   The Parties to this Agreement hereby expressly agree that the above-stated Equity Distribution Amount of $_____ shall be the number of shares shown on the certificate times $700.00 per share.

6.   The Parties to this Agreement hereby further and expressly agree that the Equity Distribution Amount of $_____ shall be and is now established as the agreed upon equity distribution payable to Owner by Penndel, in accordance with the terms and conditions of this Agreement.

7.   The Parties hereby further agree that, if the Payment constitutes an agreed upon sum to Owner which is Two Million ($2,000,000 USD) Dollars or less, the Payment shall be a one-time Equity Distribution, which shall be payable to Owner on the date of, on or before May 15th, 2022 hereof.

8.   The Parties hereby further agree that, if the Payment constitutes an agreed upon sum to Owner which is more than Two Million ($2,000,000 USD) Dollars, the Payment shall be known as the "First Payment", which shall be payable to Owner on the date of May 15, 2022 hereof

9.   The Parties hereby further agree that, should the total Equity Distribution Payment due and owing to Owner be more than Two Million ($2,000,000 USD) Dollars thereto, Penndel shall make agreed upon future payments approximately every 120 days, at an agreed upon percentage of the outstanding Distribution balance due and owing to Owner from Penndel, with the agreed upon percentage to be the same for every Shareholder as per the terms and conditions of each such Shareholder's Shareholder Equity Distribution Agreement thereto, until such time as all Shareholders have been paid in full thereof.

10.   The Parties hereby agree that Penndel from time to time has the option to make a lump sum Equity Distribution offer to satisfy the Agreement in full, by and between the Parties hereto at any time.

11.   The Parties hereby agree that Owner has the option to accept Penndel's lump sum Equity Distribution offer to satisfy the Agreement in full, by and between the Parties hereto, at any time.

12.   The Parties hereby agree that this Agreement shall be open to Owner to elect to rescind their GSB and to elect to nullify their Certificate until the date of April 31st of 2022.

13.   The Parties hereby agree that Owner must elect to rescind their GSB and to elect to nullify their Certificate on or before the date of April 31st of 2022, by execution of this Agreement and by sending this Agreement as executed, Owner's originally issued Certificate, all back to Penndel by Registered or Certified mail or by FEDEX or UPS, which must be post marked on or before the aforementioned date thereof and mailed according to instructions posted on the Ameri-Metro.com website, in order for Owner to qualify for the Equity Distribution hereof.

14.   The Parties hereby agree that, after April 31, 2022 Owner's GSB Certificate of Shares associated with the Subscription Agreement which Owner is in procession of shall become null and void as of this date.

15.   The Parties hereby agree that the 120 Day Payment Schedule may be delayed due to circumstances beyond Penndel's control, however, should any such delay occur, Penndel expressly represents that they shall act in good faith and shall amend this Agreement as necessary thereto and with each Shareholder's interests in mind thereof, at that time.

16.   The Parties to this Agreement hereby expressly agree that any and all information disclosed by one Party to any other Party shall be considered to be Confidential Information ("Confidential Information") thereto, which shall mean (i) all information, in any form, relating to the business relationship by and between the parties.

17.   The Parties to this Agreement hereby further expressly agree that any and all Confidential Information shall not be disclosed to any person or entity not a Party to this Agreement without the written and executed authorization of the Disclosing Party thereto.

18.   Each Party to this Agreement hereby expressly agrees that any disagreement of any kind that cannot be settled by and between the Parties, shall be submitted to binding arbitration in the State of Wyoming, in accordance with the rules of arbitration in the State of Wyoming and of the American Arbitration Association.

19.   This Agreement shall commence on the date of signing and execution of this Agreement by the Parties.

20.   This Agreement shall constitute the entire understanding of the Parties hereof and cannot be changed, modified and/or terminated without the express, written and mutual consent of the Parties.

21.   This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall constitute one and the same Agreement.

22.   It is hereby agreed that both an electronically mailed (email) copy as well as a facsimile copy of this Agreement shall be valid, binding, legal and enforceable as if it were an original.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives on the respective dates set forth below.

Dated: March 21, 2022

_____ By: GSB certificate holder

_____ _____ By: Shah Mathias, CEO of Penndel Land Co.

Subscription agreement and certificate holder signature must be notarized below:

On this, the _____ day of _____, 20___ before me, a Notary Public, in and for the said County and State, personally appeared _____ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained.

IN WITNESS WHEREOF, I hereunto set my hand and seal.

_____

      NOTARY PUBLIC

My Commission Expires: _____

STOCK POWER - Penndel Land Co.

Seller's Name, _____

For Value Received, according to **Shareholder Equity Distribution Agreement.**

Hereby sells, assigns and transfers unto, <u>Penndel Land Co.</u>

_____   (   ) Shares of
    Number of Shares   # of Shares

the _____ " B" _____ Capital Stock of __Ameri Metro Inc.   _____
    Common /Preferred   Issuer's Name

Standing in the name of (seller)_____on the books of said Corporation and represented by
Certificate No. _____ Dated _____
               Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

_____N/A_____ attorney to transfer the said stock(s) on the books of said
       Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – read carefully
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
According to Shareholder Equity Distribution Agreement Signed on _____.

_____
Seller Name Printed:

_____
Seller Name Signed:
On this, the _____ day of _____, 20___ before me, a Notary Public, in and for the said County and State, personally
appeared _____ known to me (or satisfactorily proven) to be the person whose name is
subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained.

IN WITNESS WHEREOF, I hereunto set my hand and seal.

_____
      NOTARY PUBLIC

My Commission Expires: _____

Shareholder Equity Distribution Agreement

Relating To

"DIVIDEND SHARES"

This Shareholder Equity Distribution Agreement ("Agreement") of _____, 2022 is and shall be entered into by and between _____ ("Owner") with address being _____ and Penndel Land Co, a Corporation Registered, Domiciled and in current Good Standing in the State of Delaware, with offices located at 2575 Eastern Blvd., Suite 105, York, PA 17402 ("Penndel"), who heretofore shall be and are herein referred to collectively as the ("Parties") herein.

WHEREAS, The Owner of _____ "DIVIDEND" shares of stock in Ameri Metro, Inc. ("DS"), by and between Owner and Penndel, shall hereby agree to a rescission of their DS; and

WHEREAS, The Owner of _____ DS shares of stock in Ameri Metro, Inc., as evidenced in Owner's Stock Certificate, Numbered Certificate # _____ thereof ("Certificate"), shall hereby agree to a nullification of their Certificate, which shall render their Certificate null & void thereof; and

WHEREAS, in consideration for Owner's rescission of their DS and nullification of their Certificate, Penndel shall hereby agree to pay out an agreed upon equity distribution to Owner ("Payment"); and

WHEREAS, it is understood, acknowledged and agreed by and between Owner and Penndel, that the share price shall be $700.00 per share; and

WHEREAS, the Parties to this Agreement hereby expressly agree that the share price shall be and is now established as the agreed upon equity distribution to Owner in consideration of Owner's rescission of the DS and nullification of the Certificate; and

WHEREAS, this Agreement shall be open to Owner to elect to rescind their DS and to elect to nullify their Certificate until the date of April 30th of 2022;

WHEREAS, Owner must elect to rescind their DS and to elect to nullify their Certificate on or before the date of April 30th of 2022, by execution of this Agreement and by sending this Agreement as executed, Owner's originally issued Certificate, all back to Penndel by Registered or Certified mail or by FEDEX or UPS, which must be post marked on or before the aforementioned date thereof and mailed according to instructions posted on the Ameri-Metro.com website, in order for Owner to qualify for the Equity Distribution hereof; and

WHEREAS, After April 30, 2022, the subscription agreement and certificates associated with the Dividend Shares of stock in Ameri Metro, Inc., that Owner is in procession of, shall become null and void; and

WHEREAS, the Parties wish to engage into this Agreement and agree to abide by the terms and conditions contained herein;

NOW, THEREFORE, in consideration of the agreements herein contained, the Parties hereby agree as follows:

1.   The Parties to this Agreement hereby expressly agree that the above-stated pre-amble clauses shall be incorporated into this Agreement, as more fully agreed to by and between the Parties and shall be included herein and made a part hereof.

2.   The Owner of _____ DS shares of stock in Ameri Metro, Inc. ("DS"), by and between Owner and Penndel, shall hereby agree to a rescission of their DS, in accordance with the terms and conditions of this Agreement.

3.   The Owner of _____ DS shares of stock in Ameri Metro, Inc., as evidenced in Owner's Stock Certificate, Numbered Certificate # _____ thereof ("Certificate"), shall hereby agree to a nullification of their Certificate, which shall render their Certificate null & void thereof, in accordance with the terms and conditions of this Agreement.

4.   The Parties to this Agreement hereby expressly agree that in consideration for Owner's rescission of their DS and nullification of their Certificate, Penndel shall hereby agree to pay out an agreed upon equity distribution to Owner ("Payment") in the amount of $_____.

5.   The Parties to this Agreement hereby expressly agree that the above-stated Equity Distribution Amount of $_____ shall be the number of shares shown on the certificate times $700.00 per share.

6.   The Parties to this Agreement hereby further and expressly agree that the Equity Distribution Amount of $_____ shall be and is now established as the agreed upon equity distribution payable to Owner by Penndel, in accordance with the terms and conditions of this Agreement.

7.   The Parties hereby further agree that, if the Payment constitutes an agreed upon sum to Owner which is Two Million ($2,000,000 USD) Dollars or less, the Payment shall be a one-time Equity Distribution, which shall be payable to Owner on or before May 15th, 2022 hereof.

8.   The Parties hereby further agree that, if the Payment constitutes an agreed upon sum to Owner which is more than Two Million ($2,000,000 USD) Dollars, the Payment shall be known as the "First Payment", which shall be payable to Owner on the date of May 15, 2022 hereof

9.   The Parties hereby further agree that, should the total Equity Distribution Payment due and owing to Owner be more than Two Million ($2,000,000 USD) Dollars thereto, Penndel shall make agreed upon future payments approximately every 120 days, at an agreed upon percentage of the outstanding Distribution balance due and owing to Owner from Penndel, with the agreed upon percentage to be the same for every Shareholder as per the terms and conditions of each such Shareholder's Shareholder Equity Distribution Agreement thereto, until such time as all Shareholders have been paid in full thereof.

10.   The Parties hereby agree that Penndel from time to time has the option to make a lump sum Equity Distribution offer to satisfy the Agreement in full, by and between the Parties hereto at any time.

11.   The Parties hereby agree that Owner has the option to accept Penndel's lump sum Equity Distribution offer to satisfy the Agreement in full, by and between the Parties hereto, at any time.

12.   The Parties hereby agree that this Agreement shall be open to Owner to elect to rescind their SA and to elect to nullify their Certificate until the date of April 30th of 2022.

13.   The Parties hereby agree that Owner must elect to rescind their DS and to elect to nullify their Certificate on or before the date of April 30th of 2022, by execution of this Agreement and by sending this Agreement as executed, Owner's originally issued Certificate, all back to Penndel by Registered or Certified mail or by FEDEX or UPS, which must be post marked on or before the aforementioned date thereof and mailed according to instructions posted on the Ameri-Metro.com website, in order for Owner to qualify for the Equity Distribution hereof.

14.   The Parties hereby agree that, after April 30, 2022 Owner's DS Certificate of Shares associated with the Subscription Agreement which Owner is in procession of shall become null and void as of this date.

15.   The Parties hereby agree that the 120 Day Payment Schedule may be delayed due to circumstances beyond Penndel's control, however, should any such delay occur, Penndel expressly represents that they shall act in good faith and shall amend this Agreement as necessary thereto and with each Shareholder's interests in mind thereof, at that time.

16.   The Parties to this Agreement hereby expressly agree that any and all information disclosed by one Party to any other Party shall be considered to be Confidential Information ("Confidential Information") thereto, which shall mean all information, in any form, relating to the business relationship by and between the parties.

17.   The Parties to this Agreement hereby further expressly agree that any and all Confidential Information shall not be disclosed to any person or entity not a Party to this Agreement without the written and executed authorization of the Disclosing Party thereto.

18.   Each Party to this Agreement hereby expressly agrees that any disagreement of any kind that cannot be settled by and between the Parties, shall be submitted to binding arbitration in the State of Delaware, in accordance with the rules of arbitration in the State of Delaware and of the American Arbitration Association.

19.   This Agreement shall commence on the date of signing and execution of this Agreement by the Parties.

20.   This Agreement shall constitute the entire understanding of the Parties hereof and cannot be changed, modified and/or terminated without the express, written and mutual consent of the Parties.

21.   This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall constitute one and the same Agreement.

22.   It is hereby agreed that both an electronically mailed (email) copy as well as a facsimile copy of this Agreement shall be valid, binding, legal and enforceable as if it were an original.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives on the respective dates set forth below.

Dated: March 21, 2022

_____ By: DS certificate holder

_____ _____ By: Shah Mathias, CEO of Penndel Land Co.

Subscription agreement and certificate holder signature must be notarized below:

On this, the _____ day of _____, 20___ before me, a Notary Public, in and for the said County and State, personally appeared _____ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained.

IN WITNESS WHEREOF, I hereunto set my hand and seal.

_____

      NOTARY PUBLIC

My Commission Expires: _____

STOCK POWER - Penndel Land Co.

Seller's Name, _____

For Value Received, according to **Shareholder Equity Distribution Agreement.**

Hereby sells, assigns and transfers unto, <u>Penndel Land Co.</u>

_____   (   ) Shares of
    Number of Shares   # of Shares

the _____ " B" _____ Capital Stock of __Ameri Metro Inc.   _____
    Common /Preferred   Issuer's Name

Standing in the name of (seller)_____on the books of said Corporation and represented by
Certificate No. _____ Dated _____
              Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

_____N/A_____ attorney to transfer the said stock(s) on the books of said
      Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – read carefully
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
According to Shareholder Equity Distribution Agreement Signed on _____.

_____
Seller Name Printed:

_____
Seller Name Signed:
On this, the _____ day of _____, 20___ before me, a Notary Public, in and for the said County and State, personally
appeared _____ known to me (or satisfactorily proven) to be the person whose name is
subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained.

IN WITNESS WHEREOF, I hereunto set my hand and seal.

_____
      NOTARY PUBLIC

My Commission Expires: _____

Shareholder Equity Distribution Agreement

Relating To

"C Shares converted to B Shares SMBC"

This Shareholder Equity Distribution Agreement ("Agreement") of _____, 2022 is and shall be entered into by and between _____ ("Owner") with address being _____ and Susquehanna Mortgage Bankers Corp., a Corporation Registered, Domiciled and in current Good Standing in the State of Pennsylvania, with offices located at 2575 Eastern Blvd., Suite 105, York, PA 17402 ("SMBC"), who heretofore shall be and are herein referred to collectively as the ("Parties") herein.

WHEREAS, The Owner of their Subscription Agreement for _____shares of stock in Ameri Metro, Inc. ("SA"), by and between Owner and Susquehanna Mortgage Bankers Corp., shall hereby agree to a rescission of their SA; and

WHEREAS, The Owner of _____ shares of stock in Ameri Metro, Inc., as sold to Owner by Susquehanna Mortgage Bankers Corp. in conjunction with their SA thereto and as evidenced in Owner's Stock Certificate, Numbered Certificate # _____ thereof ("Certificate"), shall hereby agree to a nullification of their Certificate, which shall render their Certificate null & void thereof; and

WHEREAS, in consideration for Owner's rescission of their SA and nullification of their Certificate, Susquehanna Mortgage Bankers Corp. shall hereby agree to pay out an agreed upon equity distribution to Owner ("Payment"); and

WHEREAS, at the time Owner acquired their Certificate, it was understood, acknowledged and agreed by and between Owner and Susquehanna Mortgage Bankers Corp. that the difference between the sale price and the strike price was known at that time as the "spread"; and

WHEREAS, the Parties to this Agreement hereby expressly agree that the spread shall be and is now established as the agreed upon equity distribution to Owner in consideration of Owner's rescission of the SA and nullification of the Certificate; and

WHEREAS, this Agreement shall be open to Owner to elect to rescind their SA and to elect to nullify their Certificate until the date of April 30th of 2022;

WHEREAS, Owner must elect to rescind their SA and to elect to nullify their Certificate on or before the date of April 30th of 2022, by execution of this Agreement and by sending this Agreement as executed, Owner's originally executed SA and the originally issued Certificate, all back to Susquehanna Mortgage Bankers Corp., by Registered or Certified mail or by FEDEX or UPS, which must be post marked on or before the aforementioned date thereof and mailed according to instructions posted on the Ameri-Metro.com website, in order for Owner to qualify for the Equity Distribution hereof; and

WHEREAS, After April 30, 2022, the subscription agreement and certificates associated with the shares of stock in Ameri Metro, Inc., that Owner is in procession of, shall become null and void; and

WHEREAS, the Parties wish to engage into this Agreement and agree to abide by the terms and conditions contained herein;

NOW, THEREFORE, in consideration of the agreements herein contained, the Parties hereby agree as follows:

1.   The Parties to this Agreement hereby expressly agree that the above-stated pre-amble clauses shall be incorporated into this Agreement, as more fully agreed to by and between the Parties and shall be included herein and made a part hereof.

2.   The Owner of their Subscription Agreement for _____shares of stock in Ameri Metro, Inc. ("SA"), by and between Owner and Susquehanna Mortgage Bankers Corp., shall hereby agree to a rescission of their SA, in accordance with the terms and conditions of this Agreement.

3.   The Owner of _____ shares of stock in Ameri Metro, Inc., as sold to Owner by Susquehanna Mortgage Bankers Corp., in conjunction with their SA thereto and as evidenced in Owner's Stock Certificate, Numbered Certificate # _____ thereof ("Certificate"), shall hereby agree to a nullification of their Certificate, which shall render their Certificate null & void thereof, in accordance with the terms and conditions of this Agreement.

4.   The Parties to this Agreement hereby expressly agree that in consideration for Owner's rescission of their SA and nullification of their Certificate, Susquehanna Mortgage Bankers Corp., shall hereby agree to pay out an agreed upon equity distribution to Owner ("Payment") in the amount of $_____.

5.   The Parties to this Agreement hereby expressly agree that the above-stated Equity Distribution Amount of $_____ shall be the difference between the sale price and the strike price, as stated at the time Owner acquired the Certificate and executed the SA, and which is known as the spread.

6.   The Parties to this Agreement hereby further and expressly agree that the spread shall be and is now established as the agreed upon equity distribution payable to Owner by Susquehanna Mortgage Bankers Corp., in accordance with the terms and conditions of this Agreement.

7.   The Parties hereby further agree that, if the Payment constitutes an agreed upon sum to Owner which is Two Million ($2,000,000 USD) Dollars or less, the Payment shall be a one-time Equity Distribution, which shall be payable to Owner on or before May 15th, 2022 hereof.

8.   The Parties hereby further agree that, if the Payment constitutes an agreed upon sum to Owner which is more than Two Million ($2,000,000 USD) Dollars, the Payment shall be known as the "First Payment", which shall be payable to Owner on or before the date of May 15, 2022 hereof

9.   The Parties hereby further agree that, should the total Equity Distribution Payment due and owing to Owner be more than Two Million ($2,000,000 USD) Dollars thereto, Susquehanna Mortgage Bankers Corp., shall make agreed upon future payments approximately every 120 days, at an agreed upon percentage of the outstanding Distribution balance due and owing to Owner from Susquehanna Mortgage Bankers Corp., with the agreed upon percentage to be the same for every Shareholder as per the terms and conditions of each such Shareholder's Shareholder Equity Distribution Agreement thereto, until such time as all Shareholders have been paid in full thereof.

10.   The Parties hereby agree that Susquehanna Mortgage Bankers Corp. from time to time has the option to make a lump sum Equity Distribution offer to satisfy the Agreement in full, by and between the Parties hereto at any time.

11.   The Parties hereby agree that Owner has the option to accept Susquehanna Mortgage Bankers Corp. lump sum Equity Distribution offer to satisfy the Agreement in full, by and between the Parties hereto, at any time.

12.   The Parties hereby agree that this Agreement shall be open to Owner to elect to rescind their SA and to elect to nullify their Certificate until the date of April 30th of 2022.

13.   The Parties hereby agree that Owner must elect to rescind their SA and to elect to nullify their Certificate on or before the date of April 30th of 2022, by execution of this Agreement and by sending this Agreement as executed, Owner's originally executed SA and the originally issued Certificate, all back to Susquehanna Mortgage Bankers Corp. by Registered or Certified mail or by FEDEX or UPS, which must be post marked on or before the aforementioned date thereof and mailed according to instructions posted on the Ameri-Metro.com website, in order for Owner to qualify for the Equity Distribution hereof.

14.   The Parties hereby agree that, after April 30, 2022 Owner's Subscription Agreement and Certificate of Shares associated with the Subscription Agreement which Owner is in procession of shall become null and void as of this date.

15.   The Parties hereby agree that the 120 Day Payment Schedule may be delayed due to circumstances beyond Susquehanna Mortgage Bankers Corp. control, however, should any such delay occur, Susquehanna Mortgage Bankers Corp. expressly represents that they shall act in good faith and shall amend this Agreement as necessary thereto and with each Shareholder's interests in mind thereof, at that time.

16.   The Parties to this Agreement hereby expressly agree that any and all information disclosed by one Party to any other Party shall be considered to be Confidential Information ("Confidential Information") thereto, which shall mean all information, in any form, relating to the business relationship by and between the parties.

17.   The Parties to this Agreement hereby further expressly agree that any and all Confidential Information shall not be disclosed to any person or entity not a Party to this Agreement without the written and executed authorization of the Disclosing Party thereto.

18.   Each Party to this Agreement hereby expressly agrees that any disagreement of any kind that cannot be settled by and between the Parties, shall be submitted to binding arbitration in the State of Pennsylvania, in accordance with the rules of arbitration in the State of Pennsylvania and of the American Arbitration Association.

19.   This Agreement shall commence on the date of signing and execution of this Agreement by the Parties.

20.   This Agreement shall constitute the entire understanding of the Parties hereof and cannot be changed, modified and/or terminated without the express, written and mutual consent of the Parties.

21.   This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall constitute one and the same Agreement.

22.   It is hereby agreed that both an electronically mailed (email) copy as well as a facsimile copy of this Agreement shall be valid, binding, legal and enforceable as if it were an original.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives on the respective dates set forth below.

Dated: March 21, 2022

_____ By: Subscription agreement and certificate holder

_____ _____ By: Shah Mathias, CEO of SMBC

Subscription agreement and certificate holder signature must be notarized below:

On this, the _____ day of _____, 20___ before me, a Notary Public, in and for the said County and State, personally appeared _____ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained.

IN WITNESS WHEREOF, I hereunto set my hand and seal.

_____
       NOTARY PUBLIC

My Commission Expires: _____

STOCK POWER – SMBC

Seller's Name, _____

For Value Received, according to **Shareholder Equity Distribution Agreement.**

Hereby sells, assigns and transfers unto, <u>Susquehanna Mortgage Bankers Corp.</u>

_____   (   ) Shares of
    Number of Shares   # of Shares

the _____ " B" _____ Capital Stock of __Ameri Metro Inc.   _____
    Common /Preferred   Issuer's Name

Standing in the name of (seller)_____on the books of said Corporation and represented by
Certificate No. _____ Dated _____
                  Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

_____N/A_____ attorney to transfer the said stock(s) on the books of said
        Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – read carefully
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
According to Shareholder Equity Distribution Agreement Signed on _____.

_____
Seller Name Printed:

_____
Seller Name Signed:
On this, the _____ day of _____, 20___ before me, a Notary Public, in and for the said County and State, personally
appeared _____ known to me (or satisfactorily proven) to be the person whose name is
subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained.

IN WITNESS WHEREOF, I hereunto set my hand and seal.

_____
        NOTARY PUBLIC

My Commission Expires: _____

Shareholder Equity Distribution Agreement

Relating To

"C Shares converted to B Shares DEIL"

This Shareholder Equity Distribution Agreement ("Agreement") of _____, 2022 is and shall be entered into by and between _____ ("Owner") with address being _____ and Dutch East India Logistics Inc., a Corporation Registered, Domiciled and in current Good Standing in the State of Wyoming, with offices located at 2575 Eastern Blvd., Suite 105, York, PA 17402 ("DEIL"), who heretofore shall be and are herein referred to collectively as the ("Parties") herein.

WHEREAS, The Owner of their Subscription Agreement for _____shares of stock in Ameri Metro, Inc. ("SA"), by and between Owner and Dutch East India Logistics Inc., shall hereby agree to a rescission of their SA; and

WHEREAS, The Owner of _____ shares of stock in Ameri Metro, Inc., as sold to Owner by Dutch East India Logistics Inc. in conjunction with their SA thereto and as evidenced in Owner's Stock Certificate, Numbered Certificate # _____ thereof ("Certificate"), shall hereby agree to a nullification of their Certificate, which shall render their Certificate null & void thereof; and

WHEREAS, in consideration for Owner's rescission of their SA and nullification of their Certificate, Dutch East India Logistics Inc. shall hereby agree to pay out an agreed upon equity distribution to Owner ("Payment"); and

WHEREAS, at the time Owner acquired their Certificate, it was understood, acknowledged and agreed by and between Owner and Dutch East India Logistics Inc., that the difference between the sale price and the strike price was known at that time as the "spread"; and

WHEREAS, the Parties to this Agreement hereby expressly agree that the spread shall be and is now established as the agreed upon equity distribution to Owner in consideration of Owner's rescission of the SA and nullification of the Certificate; and

WHEREAS, this Agreement shall be open to Owner to elect to rescind their SA and to elect to nullify their Certificate until the date of April 30th of 2022;

WHEREAS, Owner must elect to rescind their SA and to elect to nullify their Certificate on or before the date of April 30th of 2022, by execution of this Agreement and by sending this Agreement as executed, Owner's originally executed SA and the originally issued Certificate, all back to Dutch East India Logistics Inc., by Registered or Certified mail or by FEDEX or UPS, which must be post marked on or before the aforementioned date thereof and mailed according to instructions posted on the Ameri-Metro.com website, in order for Owner to qualify for the Equity Distribution hereof; and

WHEREAS, After April 30th, 2022, the subscription agreement and certificates associated with the shares of stock in Ameri Metro, Inc., that Owner is in procession of, shall become null and void; and

WHEREAS, the Parties wish to engage into this Agreement and agree to abide by the terms and conditions contained herein;

NOW, THEREFORE, in consideration of the agreements herein contained, the Parties hereby agree as follows:

1.   The Parties to this Agreement hereby expressly agree that the above-stated pre-amble clauses shall be incorporated into this Agreement, as more fully agreed to by and between the Parties and shall be included herein and made a part hereof.

2.   The Owner of their Subscription Agreement for _____shares of stock in Ameri Metro, Inc. ("SA"), by and between Owner and Dutch East India Logistics Inc., shall hereby agree to a rescission of their SA, in accordance with the terms and conditions of this Agreement.

3.   The Owner of _____ shares of stock in Ameri Metro, Inc., as sold to Owner by Dutch East India Logistics Inc., in conjunction with their SA thereto and as evidenced in Owner's Stock Certificate, Numbered Certificate # _____ thereof ("Certificate"), shall hereby agree to a nullification of their Certificate, which shall render their Certificate null & void thereof, in accordance with the terms and conditions of this Agreement.

4.   The Parties to this Agreement hereby expressly agree that in consideration for Owner's rescission of their SA and nullification of their Certificate, Dutch East India Logistics Inc., shall hereby agree to pay out an agreed upon equity distribution to Owner ("Payment") in the amount of $_____.

5.   The Parties to this Agreement hereby expressly agree that the above-stated Equity Distribution Amount of $_____ shall be the difference between the sale price and the strike price, as stated at the time Owner acquired the Certificate and executed the SA, and which is known as the spread.

6.   The Parties to this Agreement hereby further and expressly agree that the spread shall be and is now established as the agreed upon equity distribution payable to Owner by Dutch East India Logistics Inc., in accordance with the terms and conditions of this Agreement.

7.   The Parties hereby further agree that, if the Payment constitutes an agreed upon sum to Owner which is Two Million ($2,000,000 USD) Dollars or less, the Payment shall be a one-time Equity Distribution, which shall be payable to Owner or before May the date of 15th, 2022 hereof.

8.   The Parties hereby further agree that, if the Payment constitutes an agreed upon sum to Owner which is more than Two Million ($2,000,000 USD) Dollars, the Payment shall be known as the "First Payment", which shall be payable to Owner on or before the date of May 15, 2022 hereof

9.   The Parties hereby further agree that, should the total Equity Distribution Payment due and owing to Owner be more than Two Million ($2,000,000 USD) Dollars thereto, Dutch East India Logistics Inc., shall make agreed upon future payments approximately every 120 days, at an agreed upon percentage of the outstanding Distribution balance due and owing to Owner from Dutch East India Logistics Inc., with the agreed upon percentage to be the same for every Shareholder as per the terms and conditions of each such Shareholder's Shareholder Equity Distribution Agreement thereto, until such time as all Shareholders have been paid in full thereof.

10.   The Parties hereby agree that Dutch East India Logistics Inc. from time to time has the option to make a lump sum Equity Distribution offer to satisfy the Agreement in full, by and between the Parties hereto at any time.

11.   The Parties hereby agree that Owner has the option to accept Dutch East India Logistics Inc. lump sum Equity Distribution offer to satisfy the Agreement in full, by and between the Parties hereto, at any time.

12.   The Parties hereby agree that this Agreement shall be open to Owner to elect to rescind their SA and to elect to nullify their Certificate until the date of April 30th of 2022.

13.   The Parties hereby agree that Owner must elect to rescind their SA and to elect to nullify their Certificate on or before the date of April 30th of 2022, by execution of this Agreement and by sending this Agreement as executed, Owner's originally executed SA and the originally issued Certificate, all back to Dutch East India Logistics Inc. by Registered or Certified mail or by FEDEX or UPS, which must be post marked on or before the aforementioned date thereof and mailed according to instructions posted on the Ameri-Metro.com website, in order for Owner to qualify for the Equity Distribution hereof.

14.   The Parties hereby agree that, after April 30, 2022 Owner's Subscription Agreement and Certificate of Shares associated with the Subscription Agreement which Owner is in procession of shall become null and void as of this date.

15.   The Parties hereby agree that the 120 Day Payment Schedule may be delayed due to circumstances beyond Dutch East India Logistics Inc. control, however, should any such delay occur, Dutch East India Logistics Inc. expressly represents that they shall act in good faith and shall amend this Agreement as necessary thereto and with each Shareholder's interests in mind thereof, at that time.

16.   The Parties to this Agreement hereby expressly agree that any and all information disclosed by one Party to any other Party shall be considered to be Confidential Information ("Confidential Information") thereto, which shall mean all information, in any form, relating to the business relationship by and between the parties.

17.   The Parties to this Agreement hereby further expressly agree that any and all Confidential Information shall not be disclosed to any person or entity not a Party to this Agreement without the written and executed authorization of the Disclosing Party thereto.

18.   Each Party to this Agreement hereby expressly agrees that any disagreement of any kind that cannot be settled by and between the Parties, shall be submitted to binding arbitration in the State of Pennsylvania, in accordance with the rules of arbitration in the State of Pennsylvania and of the American Arbitration Association.

19.   This Agreement shall commence on the date of signing and execution of this Agreement by the Parties.

20.   This Agreement shall constitute the entire understanding of the Parties hereof and cannot be changed, modified and/or terminated without the express, written and mutual consent of the Parties.

21.   This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall constitute one and the same Agreement.

22.   It is hereby agreed that both an electronically mailed (email) copy as well as a facsimile copy of this Agreement shall be valid, binding, legal and enforceable as if it were an original.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives on the respective dates set forth below.

Dated: March 21, 2022

_____ By: Subscription agreement and certificate holder

_____ _____ By: Shah Mathias, CEO of DEIL

Subscription agreement and certificate holder signature must be notarized below:

On this, the _____ day of _____, 20___ before me, a Notary Public, in and for the said County and State, personally appeared _____ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained.

IN WITNESS WHEREOF, I hereunto set my hand and seal.

_____
        NOTARY PUBLIC

My Commission Expires: _____

STOCK POWER – DEIL

Seller's Name, _____

For Value Received, according to **Shareholder Equity Distribution Agreement.**

Hereby sells, assigns and transfers unto, <u>Dutch East India Logistics Inc.</u>

_____   (   ) Shares of
     Number of Shares   # of Shares

the _____" B"_____ Capital Stock of __Ameri Metro Inc.   _____
    Common /Preferred   Issuer's Name

Standing in the name of (seller)_____on the books of said Corporation and represented by
Certificate No. _____ Dated _____
               Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

_____N/A_____ attorney to transfer the said stock(s) on the books of said
        Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – read carefully
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
According to Shareholder Equity Distribution Agreement Signed on _____.
_____
Seller Name Printed:

_____
Seller Name Signed:
On this, the _____ day of _____, 20___ before me, a Notary Public, in and for the said County and State, personally appeared _____ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained.

IN WITNESS WHEREOF, I hereunto set my hand and seal.

_____
      NOTARY PUBLIC

My Commission Expires: _____

AMERI METRO

2575 Eastern Blvd.
Suite 102
York, PA 17402

March 9, 2022

Dear Class B Stockholder,

This notice is being provided to you because Ameri Metro Inc. (the "Company") is facilitating, in good faith and trust, on behalf of certain qualifying Class B shareholders, an agreement to sell their shares to a third party. Electing shareholders shall each receive an initial payment of $50,000, and additional payments of $100,000, each 120 days until such time as their share price of $4,720.00 per share is paid in full. Partial payments of the amounts above shall be made where the aggregate purchase price is less than any such payment.

The Company shall not receive any fee for this arrangement.

This is formal notice of an opportunity for certain Class B shareholders to be able to liquidate their shares at the agreed upon share price above. The Company expressly represents that a further opportunity to liquidate Class B shares at the agreed upon share price may not be available again in the future. Please go to Ameri-Metro.com and follow the instructions posted on March 21, 2022, under the tab Notice To Shareholder

In order for you to qualify to participate in this offer, you must provide the following, as applicable:

1) For Directors / Officers present and past

1. Follow internal memo

2) For non-affiliate Shareholders of record as of November 27, 2013, other than shareholders of Class B shares under control of the Company-

1. Copy of original subscription agreement

2. Proof of personal payment copy of check used front and back. If payment was made from a business owned, shareholder must provide proper documents of ownership.

3) For Shareholders who received shares for services

1. Provide a valid written agreement in order to verify that you earned the Class B shares for services.

4) For Shareholders who bought shares from other Shareholders

1. Provide reasonable supporting documentation in the manner of how shares were acquired (i.e. Purchase agreement)

5) For Shareholders who received shares as a gift

    1. **Provide reasonable supporting documentation in the manner of how shares were gifted**

6) For Shareholders who received shares due to a death of loved one

    1. **Provide reasonable supporting documentation in the manner of how shares were received.**

WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

This notice shall expire on April 6, 2022 at 5:00pm Eastern Standard Time, at which time the opportunity shall be deemed closed and expired without further notice.

Sincerely,

/s/ Robert Choiniere

Robert Choiniere, Chief Financial Officer